AXTIVE CORPORATION
5001 LBJ Freeway, Suite 275
Dallas, Texas 75244

June 15, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Axtive Corporation (the “Company”), CIK — 0001015172 Application for Withdrawal of Form SB-2 Registration Statement, SEC File No. 333-118921 (together with all amendments thereof and exhibits thereto, the “Registration Statement”)

Ladies and Gentlemen:

The Company originally filed the Registration Statement with the Commission on September 10, 2004. In connection with the Company’s filing of a Form 15 with the Commission on June 14, 2005, the Company no longer desires to pursue registration of the securities pursuant to the Registration Statement. The Company represents to the Commission that no securities have been sold under the Registration Statement.

Based upon the foregoing and pursuant to Rule 477 under the Securities Act of 1933, the Company respectfully requests that the Commission withdraw the Registration Statement.

If you have any questions, please contact Randall G. Ray (214.999.4544) or Telisa Webb Schelin (214.999.4937) with Gardere Wynne Sewell LLP, the Company’s legal counsel.

Sincerely, AXTIVE CORPORATION

By:	/s/ Graham C. Beachum II
Graham C. Beachum II Chairman of the Board and Chief Executive Officer